September 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Biolase, Inc.

Registration Statement on Form S-1, as amended

File 333-273372

Withdrawal of Request for Acceleration of Effective Date

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on September 6, 2023, in which we requested acceleration of the above-referenced Registration Statement. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

[Signature Page to Follow]

Very truly yours,

LAKE STREET CAPITAL MARKETS, LLC

As Representative of the Several Underwriters
Named in the Underwriting Agreement

By:	/s/ Michael Townley
	Name:	Michael Townley
	Title:	Head of Investment Banking

MAXIM GROUP LLC

As Representative of the Several Underwriters
Named in the Underwriting Agreement

By:	/s/ Clifford A. Teller
	Name:	Clifford A. Teller
	Title:	Executive Managing Director, Investment Banking

[Signature Page to Underwriters’ Acceleration Request Withdrawal]